GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

January 28, 2010

Mail Spot 3561

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Veterans in Packaging, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-158584

Dear Mr. Reynolds:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to staff comments on the initial filing of the Registration Statement and we have added unaudited interim financial statements for 9 months ended September 30, 2009 and 2008. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 11, 2009.

General

1.

We have added disclosure within the BUSINESS section of the Registration Statement that says that “We are a member of Preferred Packaging Associates (“PPA”) which is a coalition of independently owned businesses in the packaging industry. PPA members share the cost of a website and refer business leads to each other. There are no formal agreements involved in our membership in PPA.”

Calculation of Registration Fee

2.

The suggested change has been made.

Prospectus Cover Page

3.

The suggested disclosure has been made.

Risk Factors

4.

We have added a new Risk Factor #10 covering the anticipated costs of the offering being greater than the maximum proceeds of the offering. We have added a new Risk Factor #11 covering the fact that the anticipated costs of the offering will reduce shareholders’ equity by more than the increase from the sale of shares in the offering.

5.

We have added new Risk Factor #4 covering our going concern risks associated with the costs of being a public company.

Use of Proceeds

6.

The requested disclosure has been made.

7.

The requested disclosure has been made.

Dilution

8.

All calculations have been redone using historical book values at September 30, 2009 and attached as an Exhibit to this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations

Revenue

9.

The description about revenue was expanded to indicate that the majority of the increase was a function of market conditions rather than anything done by the Company.

General and Administrative Expenses

10.

The Company made minor reclassifications with respect to the items set forth in Item 10.

Liquidity

11.

The requested additional disclosures have been made.

12.

The requested additional disclosures have been made.

Business

13.

We have added the disclosure about our significant reliance on a small number of customers.

14.

We have added disclosure (in the last paragraph to the section entitled “Direct Sales”) that commercial customers currently comprise about 65% of our business and government entities, principally involving the Bureau of Prisons) comprise about 32% of our business.

Direct Sales

15.

The requested additional disclosures have been made.

16.

The requested additional disclosures have been made.

17.

The requested additional disclosures have been made. It has been made clear that VIP is a VOSB but not an SDVOSB. Executive Order 13360 applies principally to SDVOSBs. To avoid confusion, we have eliminated reference to it.

18.

To come

Property

19.

The requested additional disclosure has been made.

Certain Relationships and Related Transactions

20.

We have added disclosure that there are no formal agreements covering these items.

Section 15(g) of the Exchange Act

21.

GBW

Financial Statements

22.

Updated interim financial statements have been included.

Report of Independent registered Public Accounting Firm

23.

A corrected copy of the report is included. There had been an error made with respect to the initial filing during the EDGARIZATION process.

Balance Sheet

24.

There is no allowance for bad debts recorded or needed. Total bad debts for recorded receivables at December 31, 2008 is less than $100.

Exhibits

Gary B. Wolff Escrow Account Agreement.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

cc:

Veterans in Packaging, Inc

	Minimum	Maximum
Offering Price	0.0100	0.0100

Book value before offering	0.0006	0.0006

Book value after offering
Before offering	5,190	5,190
Proceeds	4,000	12,000
Costs	(65,000)	(65,000)
Total	(55,810)	(47,810)

Shares before offering	9,000,000	9,000,000
Shares sold	400,000	12,000,000
Total	9,400,000	21,000,000

Book value after offering	(0.0059)	(0.0023)

Dilution	0.0159	0.0123

Increase to existing shareholders	(0.0065)	(0.0029)

Description	Initial Source	As reported	Adjustment	Adjusted Amount

Compensation		125,208	26,994	152,202

Professional fees		4,978	12,300	17,278

Other	AJE A	41,884	(11,217)	-
	AJE 1	-	(15,777)	-
	AJE 1	-	(12,300)	2,590

Total G&A		93,758	(11,217)	-
		-	(15,777)	66,764

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